Filed by The Beneficient Company Group, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avalon Acquisition Inc.

Commission File No.: 001-40872

October 3, 2022

The following joint press release of The Beneficient Company Group, L.P. and Avalon Acquisition Inc. was released on October 3, 2022:

The Beneficient Company and Avalon Acquisition Inc. Announce the Satisfaction of a Closing Condition Relating to Their Business Combination Agreement

Beneficient has Provided Avalon Audited Financials Through March 31, 2022

DALLAS and SAN FRANCISCO, Oct. 03, 2022 (GLOBE NEWSWIRE) — The Beneficient Company Group, L.P. (“Beneficient” or the “Company”), a technology-enabled platform providing liquidity, data, custody and trust services to holders of alternative assets, and Avalon Acquisition Inc. (NASDAQ: AVAC), a publicly traded special purpose acquisition company, today announced that Beneficient has delivered to Avalon its audited financials for calendar years 2020 and 2021, along with the transition period ended March 31, 2022, to Avalon. The audited financials for the period ended March 31, 2022, which reflect the seventh fiscal period of audited financials for Beneficient, reflect the Company’s change in its fiscal year end date to March 31 to better align with its industry’s practices.

On September 21, 2022, it was announced that Avalon entered into a business combination agreement with Beneficient, which, upon closing, would result in Beneficient becoming a publicly listed company. A condition to close the business combination agreement is the provision of Beneficient’s audited financials for calendar year 2021. With the delivery of these financial statements, that closing condition has been satisfied.

Craig Cognetti, Chief Executive Officer of Avalon, commented:

“By bringing Beneficient into the public market, we believe we can position its innovative solutions to redefine an industry that has historically been costly and opaque for individual investors and smaller institutions seeking liquidity. The delivery of Beneficient’s audited financials represents an important step in closing our transaction and realizing our vision.”

About Beneficient

The Beneficient Company Group, L.P. (“Beneficient”) provides a unique suite of simple, rapid, and cost-effective liquidity solutions and other custody, trustee and fiduciary services for owners of alternative assets. Beneficient’s liquidity solutions are available for most types of professionally managed alternative asset investments and can be customized to suit individual circumstances. Serving as a principal by using its own balance sheet, Beneficient operates as a permanent financial institution that helps to remove many of the traditional barriers to liquidity faced by mid-to-high-net-worth individuals and small-to-mid-sized institutions.

Through June 30, 2022, Beneficient has financed transactions that delivered liquidity of approximately $1.1 billion in net asset value of alternative assets, including approximately $383 million in the previous 12 months. Recently, Beneficient launched the second version of its AltAccess fintech digital platform, which was developed to provide alternative asset investors the security of receiving liquidity over a cyber secure, centralized liquidity payment consideration platform.

Beneficient is also a mission-driven company that is focused on helping the local communities it touches. Beneficient customers have already designated more than $15 million of assets and cash in the aggregate to the Kansas Department of Commerce, the Kansas Economic Growth Trust and the Beneficient Heartland Foundation, each of which is dedicated to rural economic development in Kansas. Beneficient continues to seek out opportunities to give back to the local communities in which it operates.

For more information, visit www.trustben.com.

About Avalon Acquisition Inc.

Avalon Acquisition Inc. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Avalon is led by Executive Chairman Don Putnam and Chief Executive Officer Craig Cognetti.

Additional Information and Where to Find It

In connection with the proposed transaction, Beneficient will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Avalon and a prospectus of Beneficient, as well as other relevant documents concerning the proposed transaction. INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Avalon stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Beneficient and Avalon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Avalon Acquisition Inc., 2 Embarcadero Center, 8th Floor, San Francisco, CA 94111.

Participants in Solicitation

Avalon and its directors and executive officers may be deemed participants in the solicitation of proxies from Avalon’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Avalon is contained in Avalon’s final prospectus related to its initial public offering dated October 5, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Beneficient and its general partner, members of the board of directors of its general partner and its executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Avalon in connection with the proposed business combination. A list of the names of such directors, executive officers and general partner and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Beneficient, Avalon, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of Beneficient and Avalon, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Beneficient and Avalon as of the date hereof and neither Beneficient nor Avalon is under any duty to update any of the forward-looking statements after the date of this communication to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Beneficient and Avalon as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Beneficient and Avalon. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Avalon is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks related to the rollout of Beneficient’s business and the timing of expected business milestones; the effects of competition on Beneficient’s business; the amount of redemption requests made by Avalon’s stockholders; the ability of Avalon or Beneficient to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Avalon’s final prospectus dated October 5, 2021 under the heading “Risk Factors,” and other documents Avalon has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Avalon nor Beneficient presently know, or that Avalon or Beneficient currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Avalon’s and Beneficient’s expectations, plans, or forecasts of future events and views as of the date of this communication. Avalon and Beneficient anticipate that subsequent events and developments will cause Avalon’s and Beneficient’s assessments to change. However, while Avalon and Beneficient may elect to update these forward-looking statements at some point in the future, Avalon and Beneficient specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Avalon’s and Beneficient’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Investors:

Beneficient Investor Relations

investors@beneficient.com

Avalon Acquisition Inc.

investors@avalonspac.com

For Media:

Longacre Square Partners

Dan Zacchei / Greg Marose

beneficient@longacresquare.com